                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

   (X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

                                       OR

   ( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934.

   For the transition period from          to

Commission file number 33-54075

     A.     Full title of the plan: Wellman, Inc. Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Wellman, Inc.
            595 Shrewsbury Avenue
            Shrewsbury, NJ  07702

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Wellman, Inc. Retirement Plan

For the years ended December 31, 2002 and 2001 with Report of Independent Auditors

                          Wellman, Inc. Retirement Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001


                                    CONTENTS

Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4


Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year............10

                         Report of Independent Auditors

Employee Benefits Committee
Wellman, Inc.

We have audited the accompanying statements of net assets available for benefits of the Wellman, Inc. Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Charlotte, North Carolina
June 13, 2003

                          Wellman, Inc. Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                      2002                2001
                                              ------------------------------------
ASSETS
Investments                                    $   123,504,066      $  146,128,681
Employer contributions receivable                    3,620,554           3,969,515
Accrued income receivable                                    -             222,637
                                              ------------------------------------
Net assets available for benefits              $   127,124,620      $  150,320,833
                                              ====================================

See notes to financial statements.

                          Wellman, Inc. Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                 YEAR ENDED DECEMBER 31
                                                                2002              2001
                                                           ---------------------------------
ADDITIONS
Employee contributions                                     $   3,272,964      $   3,017,907
Employer contributions                                         5,664,121          5,493,091

Net investment income (loss):
   Interest and dividends                                      4,369,662          3,658,961
   Net depreciation in fair value of investments             (17,798,837)       (10,294,949)
                                                           ---------------------------------
Net investment loss                                          (13,429,175)        (6,635,988)
                                                           ---------------------------------
Total additions (deductions)                                  (4,492,090)         1,875,010

DEDUCTIONS
Distributions to participants                                 18,602,042         14,637,284
Participant forfeitures                                          101,941            172,799
Administrative expenses                                              140              1,715
                                                           ---------------------------------
Total deductions                                              18,704,123         14,811,798
                                                           ---------------------------------
Decrease in net assets available for benefits                (23,196,213)       (12,936,788)
Net assets available for benefits at beginning of year       150,320,833        163,257,621
                                                           ---------------------------------
Net assets available for benefits at end of year           $ 127,124,620      $ 150,320,833
                                                           =================================


See notes to financial statements.

                          Wellman, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 2002

1. DESCRIPTION OF THE PLAN

The following description of the Wellman, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all non-bargaining employees of Wellman, Inc. (the Company) who have at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan includes pension plan, 401(k) and discretionary performance plan provisions. The pension plan provision of the Plan is funded by Company contributions. The Company contributed annually 6% in 2002 and 2001, respectively, of each participant's compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base. The Plan has met minimum funding standards of ERISA.

Participants may contribute to their 401(k) accounts 1% to 12% (9% in 2001) on a before-tax or after-tax basis of their compensation through payroll deductions up to the maximum amount per calendar year defined by the Internal Revenue Code (the Code). In the event a participant elects to contribute on a before-tax basis, the Company will contribute $.50 for each $1.00 of the participant's contribution on the first 4% and $1.00 for each $1.00 of the participant's contribution up to the next 1%, of the participant's eligible compensation for the calendar year.

The performance plan provision of the Plan is funded by Company contributions from net profits at the discretion of the Company. The Company may contribute that amount of its net profits for a given plan year as designated by the Company's Board of Directors. No performance contribution was made in 2002 or 2001.

The annual addition to a participant's account under the Plan is limited to the lesser of $40,000 or 100% of the participant's gross compensation.

                          Wellman, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

A participant's pension plan account is 100% vested upon completion of five years of vesting service with the Company. A participant's 401(k) account attributable to before-tax and after-tax contributions by the participant and matching contributions are immediately 100% vested. The Company's discretionary performance contributions are 100% vested after three years of service. A participant is also automatically 100% vested at age 65 or upon death or disability while employed by the Company.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the Company's contributions, the participant's contributions, plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS

Effective January 1, 2002, the plan was amended to allow participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to 50% of their vested account balance with a maximum loan of $50,000. Loan terms range from one to five years unless the loan proceeds are used for the purchase of a primary residence of the participant. The loans are secured by the balance in the participant's account and bear interest at a rate based upon the prime rate.

PAYMENT OF BENEFITS

Upon retirement at or after age 65 or, if earlier, death, disability, or termination, the vested balance in the participant's account is paid to the participant or the participant's beneficiaries in the form of either a lump-sum distribution, equal annual installments, or a nontransferable annuity contract.

                          Wellman, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Investment contracts held by the Plan are recorded at their contract values, which approximate fair value, and represent contributions and reinvested income, less any withdrawals plus accrued interest because these investments have fully benefit-responsive features.

Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

                          Wellman, Inc. Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

ADMINISTRATIVE EXPENSES

The Company pays all trustee and record keeping administrative expenses of the Plan; however, investment management fees and certain brokerage commissions, transfer taxes and other charges in connection with the purchase or sale of securities are paid by the Plan.

3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $17,798,837 and $10,294,949, respectively, as follows:

                                                            YEAR ENDED DECEMBER 31
                                                            2002              2001
                                                       --------------------------------
Investments at fair value as determined by quoted
   market price:
     Shares of registered investment companies         $ (16,514,462)    $ (12,478,517)
     Common Stock                                         (1,284,375)        2,124,239
     Certificates of deposit                                       -            59,329
                                                       --------------------------------
                                                       $ (17,798,837)    $ (10,294,949)
                                                       ================================

                          Wellman, Inc. Retirement Plan

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                        DECEMBER 31
                                                                   2002            2001
                                                               -----------------------------

Vanguard Institutional Index Fund                              $  21,159,564    $ 33,121,747
ABN AMRO Income Plus Fund (formerly LaSalle Income Plus Fund)     21,385,695      11,480,015
Wellman, Inc. Common Stock                                         9,518,317      10,915,642
Growth Fund of America                                            18,589,080      28,965,403
MFS Total Return Fund                                             15,292,936      19,860,688

The average yield and crediting interest rate for fully benefit responsive investment contracts is as follows:

                                                              DECEMBER 31
                                                          2002          2001
                                                         --------------------
Allstate Insurance Company       Matures 08/16/2004       7.17%         7.17%
Business Men's Assurance Co.     Matured 05/15/2002       -             7.00%
Business Men's Assurance Co.     Matured 11/15/2002       -             6.28%
Combined Insurance Co.           Cancelled 08/15/2004     -             6.65%
GE Life Insurance Co.            Matures 11/15/2003       5.50%         5.50%
Jackson National Contract        Matures 02/18/2003       6.90%         6.90%
John Hancock Ins. Co.            Matures 10/15/2004       7.29%         7.29%
John Hancock Inc. Co.            Matures 03/06/2006       5.77%         5.77%
Mass Mutual Life Ins. Co.        Matures 07/14/2006       5.67%         5.67%
Metropolitan Life Ins. Co.       Matures 06/16/2003       6.58%         6.58%
Monumental Life                  Matures 12/20/2004       7.25%         7.25%
New York Life Ins. Co.           Matured 02/19/2002       -             6.41%
Ohio National Life Ins. Co.      Matured 04/15/2002       -             7.47%
Pacific Life Ins. Co.            Matures 10/17/2005       5.51%         5.51%
Principal Life Ins. Co.          Matures 04/15/2006       5.62%         5.62%
Protective Life Ins. Co.         Matured 05/15/2002       -             7.02%
Safeco Life Ins. Co.             Matured 06/17/2002       -             6.81%
Sunamerica Life Ins. Co.         Matured 03/15/2002       -             6.85%
Transamerica Occidental          Matures 02/15/2003       5.77%         5.77%
Travelers Group                  Matures 01/15/2004       5.64%         5.64%

                          Wellman, Inc. Retirement Plan

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain investments held by the Plan are party-in-interest transactions with the trustee. The Northern Trust Company served as trustee during 2000 and for the eleven months ended November 30, 2001. Effective December 1, 2001, National City Bank was appointed trustee of the Plan.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6. VOLUNTARY COMPLIANCE RESOLUTION PROGRAM

During 2000, an operational defect in the Plan was identified. Certain employees, who were previously contracted labor, did not receive credit for their years of service as contracted employees once they became employees of the Company. As a result, employer contributions for those employees were not made in accordance with the terms of the Plan.

In 2001, the Company voluntarily applied to the IRS to correct the defects through the Voluntary Compliance Resolution Program. During 2002 the Company completed corrective action by contributing $542,573 to participant accounts affected by the operational defect. Final approval of the corrective action by the IRS is expected during 2003.

                              Supplemental Schedule

                          Wellman, Inc. Retirement Plan
                                 EIN: 04-1671740
                                Plan Number: 002

                               Schedule H Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2002

                                                      DESCRIPTION OF INVESTMENT
  IDENTITY OF ISSUE, BORROWER, LESSOR OR         INCLUDING MATURITY DATE, RATE OF         CURRENT
              SIMILAR PARTY                      INTEREST, PAR OR MATURITY VALUE           VALUE
----------------------------------------------------------------------------------------------------
Shares of Registered Investment Companies:
     Vanguard Institutional Index Fund         263,015 units                           $  21,159,564
     PIMCO Total Return Fund                   410,211 units                               4,376,956
     MFS Total Return Fund                     1,152,444 units                            15,292,936
     AIM Basic Value Fund                      73,261 units                                1,601,485
     Growth Fund of America                    1,006,447 units                            18,589,080
     Armada Small Cap Value Fund               147,238 units                               2,358,750
     Armada U.S. Gov't Income Fund             147,163 units                               1,412,768
     ING International Value Fund              90,132 units                                  927,459
     Strong Advisor Small Cap Value Fund       79,118 units                                1,501,663
     ABN AMRO Income Plus Fund                 21,385,695 units                           21,385,695
                                                                                       -------------
                                                                                          88,606,356

*Wellman, Inc.                                 705,583 shares of Common Stock              9,518,317

Loans to Participants                          Interest rates from 6.25 to 6.75%           2,523,878

Guaranteed Investment Contracts:
   Allstate Insurance Company                  Matures 08/16/2004; 7.17% per annum     $   3,115,410
   GE Life Insurance Co.                       Matures 11/15/2003; 5.50% per annum         2,013,836
   Jackson National Contract                   Matures 02/18/2003; 6.90% per annum         1,042,782
   John Hancock Ins. Co.                       Matures 10/15/2004; 7.29% per annum         1,250,604

                          Wellman, Inc. Retirement Plan
                                 EIN: 04-1671740
                                Plan Number: 002

                               Schedule H Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year
                                  (continued)

                                                        DESCRIPTION OF INVESTMENT
   IDENTITY OF ISSUE, BORROWER, LESSOR OR           INCLUDING MATURITY DATE, RATE OF        CURRENT
                SIMILAR PARTY                        INTEREST, PAR OR MATURITY VALUE         VALUE
---------------------------------------------------------------------------------------------------------
   John Hancock Ins. Co.                         Matures 03/06/2006; 5.77% per annum     $   1,571,021
   Mass Mutual Life Ins. Co.                     Matures 07/14/2006; 5.67% per annum         2,052,039
   MetLife Insurance Co.                         Matures 06/16/2003; 6.58% per annum         2,070,347
   Monumental Life                               Matures 12/20/2004; 7.25% per annum         2,004,608
   Pacific Life Ins. Co.                         Matures 10/17/2005; 5.51% per annum         2,022,916
   Principal Life Ins. Co.                       Matures 04/15/2006; 5.62% per annum         2,079,745
   Transamerica Occidental                       Matures 02/15/2003; 5.77% per annum         1,313,013
   Travelers Group                               Matures 01/15/2004; 5.64% per annum         2,319,194
                                                                                         -------------
                                                                                            22,855,515
                                                                                         -------------
Total assets held for investment purposes                                                $ 123,504,066
                                                                                         =============

*Indicates party-in-interest to the Plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             WELLMAN, INC. RETIREMENT PLAN
                                         By: WELLMAN, INC. EMPLOYEE BENEFITS
                                             COMMITTEE


                                         By: /s/Keith R. Phillips
                                             -------------------------------
                                         Name:  Keith R. Phillips
                                         Title: Member

Date: June 30, 2003